Exhibit 99.2

CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS

9601 AMBERGLEN BLVD., SUITE 117	306 WEST SEVENTH STREET, SUITE 302	1000 LOUISIANA STREET, SUITE 625
AUSTIN, TEXAS 78729-1106	FORT WORTH, TEXAS 76102-4987	HOUSTON, TEXAS 77002-5008
512-249-7000	817- 336-2461	713-651-9944
www.cgaus.com

January 10, 2012

Mr. James D. Keisling

Vice President Engineering

Three Rivers Operating, LLC

1122 S. Capital of Texas Hwy., Ste. 325

Austin, Texas 78746

Re:	Evaluation Summary - SEC Price Case
Three Rivers Operating Company, LLC Interests
Total Proved Reserves
Certain Permian Basin Assets
As of September 30, 2011

Dear Mr. Keisling:

As requested, we are submitting our estimates of total proved reserves and forecasts of economics attributable to the Three Rivers Operating Company, LLC interests in certain oil and gas properties located in New Mexico and Texas.  The results of this evaluation are presented in the accompanying tabulations, with a composite summary presented below:

			Proved
		Proved	Developed	Proved	Proved
		Developed	Non-	Developed	Unde-			Total
		Producing	Producing	Shut-In	veloped	Other	Copas	Proved
Net Reserves
Oil	- Mbbl	9,834.7	3,846.7	0.0	20,382.3	0.0	0.0	34,063.8
Gas	- MMcf	79,648.2	16,496.4	0.0	47,235.9	0.0	0.0	143,380.4
NGL	- Mbbl	6,516.1	1,734.7	0.0	7,688.4	0.0	0.0	15,939.2
Revenue
Oil	- M$	890,008.9	348,232.3	0.0	1,840,777.3	0.0	0.0	3,079,017.8
Gas	- M$	283,988.0	69,928.1	0.0	175,835.9	0.0	0.0	529,751.9
NGL	- M$	269,950.2	73,416.7	0.0	325,118.8	0.0	0.0	668,485.7
Severance Taxes	- M$	88,290.6	29,334.8	0.0	132,512.8	0.0	0.0	250,138.2
Ad Valorem Taxes	- M$	23,894.6	8,334.5	0.0	40,661.2	0.0	0.0	72,890.4
Operating Expenses	- M$	435,667.7	100,045.7	0.0	465,728.3	-223.6	-13,087.5	1,001,441.8
Other Deductions	- M$	277.4	0.0	0.0	-8,279.6	0.0	0.0	-8,002.2
Investments	- M$	0.0	48,768.2	0.0	512,901.9	0.0	0.0	561,670.3
Net Operating Income (BFIT)	- M$	895,816.9	305,093.9	0.0	1,198,207.0	224.4	13,087.5	2,399,117.8
Discounted @ 10%	- M$	428,283.6	141,812.3	0.0	405,068.4	103.1	7,265.7	975,164.4

The discounted cash flow value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc. (“CG&A”).

Presentation

This report is divided into seven reserve categories: Total Proved (“TP”), Proved Developed Producing (“PDP”), Proved Developed Non-Producing (“PDNP”), Proved Developed Shut-In (“PDSI”), Proved Undeveloped (“PUD”), Other (“OTHR”) and Copas (“Copas”).  Every reserve category contains a Table I which presents composite reserve estimates and economic forecasts for the particular reserve category.  Except for the TP section, following Table I is a Table II “oneline” summary that present estimates of ultimate recovery, gross and net reserves, ownership, revenue, expenses, investments, net income and discounted cash flow for the individual properties that make up the corresponding Table I.  Table II is followed by sequentially numbered individual tables that represent the detailed reserves and economics for each property listed in the Table II.  The data presented in the summary tables is explained in page 1 of the Appendix.  The methods employed in estimating reserves are described in page 2 of the Appendix.  For a more detailed explanation of the report layout, please refer to the Table of Contents following this letter.

Hydrocarbon Pricing

As requested for the SEC Price scenario, oil and gas prices were adjusted to the following index prices.

	WTI	HH
	Oil Price	Gas Price
Year	$/BBL	$/MMBTU
2011	94.50	4.17

Prices were not escalated in the SEC scenario. Adjustments to oil and gas prices were made based upon data provided by your office.  These adjustments include transportation charges, BTU content, crude quality and gravity corrections.

Expenses and Taxes

Lease operating expenses and investments were forecast as furnished by your office and were not escalated.  Oil and gas severance tax values were determined by applying normal state severance tax rates.  Ad valorem tax values were forecasted as provided by your office.

Miscellaneous

An on-site field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined, nor have the wells been tested by Cawley, Gillespie & Associates, Inc.  Possible environmental liability related to the properties has not been investigated nor considered.  The cost of plugging and the salvage value of equipment at abandonment have not been included except as noted above.

The proved reserve classifications used herein conform to the criteria of the Securities and Exchange Commission as defined in pages 3-4 of the Appendix.  The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date, except as noted herein.  The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered.  All reserve estimates represent our best judgment based on data available at the time of preparation, and assumptions as to future economic and regulatory conditions.  It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

The reserve estimates and forecasts were based upon interpretations of data furnished by your office and available from our files.  Ownership information and economic factors such as liquid and gas prices, price differentials, expenses, investments and tax rates were derived from LOS data as furnished by your office and were accepted as furnished.  To some extent, information from public records was used to check and/or supplement these data.  The basic engineering and geological data were utilized subject to third party reservations and qualifications.  Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.

This report was prepared for the exclusive use of Three Rivers Operating Company, LLC.  Third parties should not rely on it without the written consent of the above and Cawley, Gillespie & Associates, Inc.  Our work papers and related data are available for inspection and review by authorized, interested parties.

Yours very truly,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693